Room 4561

September 20, 2006

Mr. Sunil Wadhwani
Co-Chairman of the Board, Chief
  Executive Officer and Director
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

>   **Re: iGate Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 000-21755**

Dear Mr. Wadhwani:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. –Summary of Significant Accounting Policies

(s) Revenue Recognition, page 50

1. We note your response to prior comment 2 where you indicate that the proportional performance method, which is based on the cost of work performed, closely matches the service patterns. Further, we note that this revenue is recognized ratably. Please explain to us in more detail how you arrived at the conclusion that there is a direct and consistent relationship between service patters and direct costs incurred to provide the services. In addition, clarify for us why this results in ratable recognition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of Our Operating Segments: iGATE Solutions, iPS and iGATE Corporate for the Year Ended December 31, 2005 as Compared to the Year Ended December 31, 2004.

Other Income (Expense) Components, page 23

2. We note your response to prior comment 3 and it continues to appear to the Staff that existing disclosures do not sufficiently address the large fluctuations in your effective tax rates and fails to provide readers with the proper context necessary to understand your tax provision. In future filings, revise your disclosures to provide sufficient information to allow readers to understand not only the components of each year's provision, but also the drivers behind changes between years.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief